PolyPid Ltd.

18 Hasivim Street

Petach Tikva

495376, Israel

September 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	PolyPid Ltd. (CIK 0001611842)
Registration Statement No. 333-281863 |on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

PolyPid Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on September 9, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

POLYPID LTD.

By:	/s/ Dikla Czaczkes Akselbrad
Dikla Czaczkes Akselbrad Chief Executive Officer